Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)
121 Richmond Street West, Suite 501
Toronto, Ontario M5H 2K1

ITEM 2.                                                DATE OF MATERIAL CHANGE

August 12, 2014

ITEM 3.                                                NEWS RELEASE

Issued on August 15, 2014 (copy attached)

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

The Company announced the results of its Annual General & Special Meeting whereby shareholders approved all matters presented to the meeting, including the 2014 Stock Option Plan, the By-Law No. 1 amendment, the possible Share Consolidation, the Shareholders’ Rights Plan and the election of Directors as was proposed in the Information Circular.

Subsequently, the Company’s executive officers were re-appointed for the ensuing year and Daniel DeSimone was also appointed the Chief Technology Officer of the Company.  Mr. Leon Pierhal, who did not stand for re-election as a director, will continue as President of the Company until September 30, 2014.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7.                                                OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                                                EXECUTIVE OFFICER

Contact:	Michel J. Lafrance, Secretary
Telephone:	(416) 368-9411

ITEM 9.                                                DATE OF REPORT

Dated at Toronto, Ontario this 18th day of August, 2014.

SCHEDULE “A